UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of February 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

PORTUGAL’S ECONOMY MINISTRY GRANTS LICENSES FOR NEW

COMBINED CYCLE GAS TURBINE PLANTS

Today the Portuguese Economy Ministry, through the Direcção Geral de Geologia e Energia (“DGGE”), informed EDP – Energias de Portugal, S.A. (“EDP”) about the new licenses granted for the connection to the public electricity network of new CCGT plants to be built in Portugal totaling approximately 2.870 MW.

The EDP Group was granted one license of approximately 395 MW in the region of Figueira da Foz and, together with Endesa, a license of approximately 790 MW in the region of Sines, consisting of two 395 MW Groups. The start of operations of the second of these Groups is subject to some technical restrictions in the connection to the grid which are expected to be sorted out by 2010.

The other licenses were attributed to GalpPower in Sines (app. 395 MW), to lberdrola in Figueira da Foz (app. 420 MW) and to Tejo Energia in Pego (app. 865 MW).

These licenses will be provisional until all the mandatory Environmental Impact Studies are conducted and delivered for appreciation by the relevant authorities, a process that must be completed within one year from the moment the licenses are granted.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated February 24, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer